PhorMed Inc



ANNUAL REPORT

9735 Wilshire Blvd., Suite 216
Beverly Hills, CA 90212
(310)600 - 8903
www.phormed.com

This Annual Report is dated 4/29, 2020.

BUSINESS

PhorMed, a biotech company, primary function is R&D in drug development and clinical research. It's focus is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

Previous Offerings

Between 12/5/2019 and 4/7/2020, we sold 214,076 [shares of common stock] in exchange for $1.00 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Not applicable, the company was formed in 2019.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $350.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

On November 5, 2019, the company entered a convertible note agreement with Chiropractic Care Center in the amount of $10,000. The loan carries an interest rate of 20% per annum and matures on November 5, 2020. As of December 31, 2019, the outstanding balance of the loan including accrued interest is $10,333.

On December 13, 2019, the company entered a convertible note agreement with Peter L Karlan Antiques LLC in the amount of $750. The loan carries an interest rate of 20% and matures on December 12, 2020. The outstanding balance of the loan as of December 31, 2019 is $750.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

McCoy Moretz, M.D.
Director/CEO/CFO/Treasurer/Secretary

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner

has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Richard Chang 5511 Paseo Del Lago West #1G Laguna Woods CA 92637	30,465,000 >10% owner	——————	78.12%
		30,465,000 shares		78.12%

RELATED PARTY TRANSACTIONS

There are no related party transactions

OUR SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2019, 39,000,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws. We have authorized the issuance of 10,000,000 shares of preferred stock shares with the par value of $0.001. As of October 31, 2019, the Company no preferred shares of has been issued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2020.

PHORMED INC

By   /s/ McCoy Moretz
             _____

             Name: McCoy Moretz

             Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, McCoy Moretz, Principal Executive Officer of PhorMed Inc, hereby certify that the financial statements of PhorMed Inc included in this Report are true and complete in all material respects.



Principal Executive Officer

PHORMED Inc.

FINANCIAL STATEMENTS
FROM INCEPTION (MAY 15, 2019) TO DECEMBER 31, 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
PhorMed Inc.
Beverly Hills, California

We have reviewed the accompanying financial statements of PhorMed, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from inception (May 15, 2019) to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

January 6, 2020
Los Angeles, California

PhorMed Inc.
BALANCE SHEET

As of		December 31, 2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	350
Total current assets		**350**
Total assets	**$**	**350**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable		23,000
Note payable		11,083
Total current liabilities		**34,083**
Non-Current Liabilities:		
Shareholder Loans		-
Total liabilities		**34,083**
STOCKHOLDERS' EQUITY		
Common Stock		39,000
Subscription Receivable		(39,000)
Retained earnings/(Accumulated Deficit)		(33,734)
Total stockholders' equity		**(33,734)**
Total liabilities and stockholders' equity	**$**	**350**

See accompanying notes to financial statements.

PhorMed Inc.
STATEMENTS OF OPERATIONS

Inception to	December 31, 2019
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	30,761
Sales and marketing	2,639
Total operating expenses	33,401
Operating income/(loss)	(33,401)
Interest expense	333
Income/(Loss) before provision for income taxes	(33,734)
Net income/(Net Loss)	$ (33,734)

See accompanying notes to financial statements.

PhorMed Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For period from inception to December 31, 2019
(USD $ in Dollars)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Subscription Receivable	Accumulated Deficit	Shareholder Equity
Inception date (May 15, 2019)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock	39,000,000	39,000	-	-	(39,000)	-	-
Net income/(loss)		-	-	-	-	(33,734)	(33,734)
Balance—December 31, 2019	39,000,000	$ 39,000	-	$ -	$ (39,000)	$ (33,734)	$ (33,734)

See accompanying notes to financial statements.

PhorMed Inc.
STATEMENTS OF CASH FLOWS

Inception to		December 31, 2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(33,734)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Accounts Payable		23,000
Accrued Interest		333
Net cash provided/(used) by operating activities		**(10,400)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Note Payable		10,750
Net cash provided/(used) by financing activities		**10,750**
Change in cash		350
Cash—beginning of year		-
Cash—end of year	$	**350**
Non Cash Investing and Financing Activities		
Subscription Receivable	$	39,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Phormed Inc. was formed on May 15, 2019 ("Inception") in the State of Nebraska. The financial statements of Phormed Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, CA.

PhorMed, a biotech company, primary function is R&D in drug development and clinical research. It is focus is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

Going Concern and Management's Plans

The Company has recently commenced operations and lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

PhorMed Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED **DECEMBER 31, 2019**

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2019, the company has no property and equipment.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Ohio state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 31, 2019, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3. DEBT

On November 5, 2019, the company entered a convertible note agreement with Chiropractic Care Center in the amount of $10,000. The loan carries an interest rate of 20% per annum and matures on November 5, 2020. As of December 31, 2019, the outstanding balance of the loan including accrued interest is $10,333.

On December 13, 2019, the company entered a convertible note agreement with Peter L Karlan Antiques LLC in the amount of $750. The loan carries an interest rate of 20% and matures on December 12, 2020. The outstanding balance of the loan as of December 31, 2019 is $750.

4. TAX

The provision for income taxes for the year ended December 31, 2019 consists of the following:

As of Year Ended December 31,	2019
Net Operating Loss	$ (10,066)
Valuation Allowance	10,066
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 are as follows:

As of Year Ended December 31,	2019
Net Operating Loss	$ (10,066)
Valuation Allowance	10,066
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $7,084 which will begin to expire in 2039. The Company had state NOL carryforwards of approximately $2,982, which will begin to expire in 2039. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

5. SHAREHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000,000 shares of common stock with the par value of $0.001. As of December 31, 2019, the Company had issued 39,000,000 shares of common stock for a value of $39,000.

Preferred Stock
We have authorized the issuance of 10,000,000 shares of preferred stock shares with the par value of $0.001. As of December 31, 2019, the Company no preferred shares of has been issued.

6. RELATED PARTIES

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 6, 2020, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.